[redacted]

OD
9/13/13

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 29 2013
WASH, D.C.
193

13025751

RECEIVED
2013 AUG 29 PM 2:09
SEC / TM

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-37065

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/12 (MM/DD/YY) AND ENDING 06/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TransAm Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1111 Douglas Ave.
(No. and Street)

Altamonte Springs	Florida	32714
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barry Smith (407) 869-9800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carr, Riggs & Ingram, LLC
(Name – *if individual, state last, first, middle name*)

1031 W. Morse Blvd., Suite 200	Winter Park,	Florida	32789
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OD
10/4/13
KW
9/27/13

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Barry Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TransAm Securities, Inc., as of June 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

CONNIE J. PEACOCK
Commission # EE 124713
Expires August 28, 2015
Bonded Thru Troy Fain Insurance 800-385-7019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRANSAM SECURITIES, INC.

Table of Contents

For the Year Ended June 30, 2013

CRI CARR RIGGS & INGRAM
CPAs and Advisors

Carr, Riggs & Ingram, LLC
1031 West Morse Boulevard
Suite 200
Winter Park, Florida 32789

(407) 644-7455
(407) 628-5277 (fax)
www.cricpa.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors
TransAm Securities, Inc.
Altamonte Springs, Florida

Report on Financial Statements
We have audited the accompanying statement of financial condition of TransAm Securities, Inc. (the "Company"), as of June 30, 2013, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TransAm Securities, Inc., as of June 30, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Board of Directors
TransAm Securities, Inc.
Page Two

Other Matter
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information, computation of net capital and computation of aggregate indebtedness, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplementary information referred to above has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information is fairly stated in all material respects in relation to the financial statements as a whole.

Carr Riggs & Ingram LLC

Orlando, Florida
August 28, 2013

TRANSAM SECURITIES, INC.

Statement of Financial Condition

June 30, 2013

ASSETS		
Cash and cash equivalents	$	30,954
Certificate of deposit		41,223
Commissions receivable		12,952
Prepaid income taxes		2,265
Other assets		3,535
Note receivable from registered representative		15,869
Total assets	$	106,798
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	16,460
Commissions payable		27,741
Total liabilities		44,201
Shareholder's equity		
Common stock, $.01 par value; 1,000 shares authorized, issued and outstanding		10
Additional paid-in capital		35,000
Retained earnings		27,587
Total shareholder's equity		62,597
Total liabilities and shareholder's equity	$	106,798

See accompanying notes to financial statements.

TRANSAM SECURITIES, INC.

Statement of Operations

For the Year Ended June 30, 2013

Revenues	
Commissions income	$ 1,158,112
Other income	549
Total revenues	1,158,661
Expenses	
Commissions expense	924,622
Marketing, management and administrative expenses	241,801
Licenses and regulatory expenses	20,320
Total expenses	1,186,743
Net loss	$ (28,082)

See accompanying notes to financial statements.

TRANSAM SECURITIES, INC.

Statement of Changes in Shareholder's Equity

For the Year Ended June 30, 2013

	Common stock		Additional	Retained	
	Shares	Amount	paid-in capital	earnings	Total
Balances, June 30, 2011	1,000	$ 10	$ 35,000	$ 55,669	$ 90,679
Net loss for the year ended June 30, 2013	-	-	-	(28,082)	(28,082)
Balances, June 30, 2013	1,000	$ 10	$ 35,000	$ 27,587	$ 62,597

See accompanying notes to financial statements.

TRANSAM SECURITIES, INC.

Statement of Cash Flows

For the Year Ended June 30, 2013

Cash flows from operating activities	
Net loss	$ (28,082)
Adjustments to reconcile net loss to net cash used by operating activities	
Changes in operating assets and liabilities	
Decrease in commissions receivable	26,565
Decrease in other assets	3,837
Decrease in accounts payable and and accrued expenses	(22,677)
Increase in commissions payable	18,751
Total adjustments	26,476
Net cash used by operating activities	(1,606)
Cash flows from investing activities	
Increase in value of certificate of deposit	(206)
Payments on note receivable from registered representative	2,631
Net cash provided by investing activities	2,425
Net increase in cash	819
Cash and cash equivalents at beginning of year	30,135
Cash and cash equivalents at end of year	$ 30,954

See accompanying notes to financial statements.

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS AND ORGANIZATION - TransAm Securities, Inc. (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company was incorporated under the laws of the state of Florida on November 21, 1986 as a securities broker-dealer.

The Company's primary activities include the sale of mutual funds, variable annuities, and limited partnership interests sponsored by unrelated third parties ("Product Sponsor(s)").

CASH EQUIVALENTS - For purposes of reporting cash flow, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

COMMISSIONS RECEIVABLE - Commissions receivable are recorded at net realizable value. An allowance for doubtful accounts is provided based on prior collection experiences and management's analysis of specific accounts. The allowance is reviewed periodically and adjusted for commissions deemed uncollectible by management. In the opinion of management, no such allowance is deemed necessary at June 30, 2013.

REVENUE RECOGNITION - The revenues of the Company are derived primarily from commissions earned on securities transactions. Revenue is recognized on a trade date basis.

USE OF ESTIMATES - The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

COMPUTATION OF CUSTOMER RESERVE - The Company operates pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and is therefore exempt from the computation for determination of reserve requirements. The Company is exempt from the possession and control requirements under SEC rule 15c3-3 in that it carries no customer accounts and promptly transmits all funds and securities to its clearing broker/dealers.

INCOME TAXES - In accordance with FASB ASC (Financial Accounting Standards Board Accounting Standards Codification) No. 740, *Income Taxes*, the Company records deferred taxes using the liability method. Deferred taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts at year end, based on enacted tax laws and statutory tax rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

At June 30, 2013, the Company would have reported a deferred tax asset resulting from temporary differences arising from accrued expenses to a related party and the carryfoward of net operating losses. However, the deferred tax asset was not recorded as it is deemed immaterial to the financial statements as a whole.

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES (CONTINUED) - The benefit for income taxes differs from the benefit that would result from applying federal statutory rates to loss before income tax benefit primarily due to officer life insurance, which is not deductible for tax purposes, and the deferred tax asset not being recorded.

UNCERTAIN TAX POSITIONS - The Company has not recognized any respective liability for unrecognized tax benefits as it has no known tax positions that would subject the Company to any material income tax exposure. A reconciliation of the beginning and ending amount of unrecognized tax benefits is not included, nor is there any interest accrued related to unrecognized tax benefits in interest expense or penalties in operating expenses as there are no unrecognized tax benefits. The tax years that remain subject to examination are the periods beginning on July 1, 2009 for all major tax jurisdictions.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company does not own office equipment or employ office administrative support personnel. Certified Financial Group, Inc. ("CFG") provides office space, marketing support, equipment, and office administrative support personnel. CFG is owned by a family member of the Company's shareholder. On August 11, 2005, the Company entered into a management agreement with CFG to provide these services. The agreement shall continue in effect until terminated by either party. Expenses charged by CFG to the Company, included in marketing, management, and administrative expenses in the accompanying statement of operations for the year ended June 30, 2013, totaled $156,926. Consequently, operating results and financial position may be different than if the entities were autonomous.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 ⅔% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

At June 30, 2013, the Company had excess net capital of $20,639 and a ratio of aggregate indebtedness to net capital of 7.21 to 1.

NOTE 4 - LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

None of the Company's liabilities have been subordinated to the claims of general creditors at June 30, 2013.

NOTE 5 - NOTE RECEIVABLE FROM REGISTERED REPRESENTATIVE

The Company issued a $20,000 non-interest bearing note receivable to a registered representative December 20, 2011. Payments of $1,500 are due quarterly with a final balloon payment due June 30, 2015. The balance of the note receivable is $15,869 at June 30, 2013.

NOTE 6 - CONTINGENCIES

The Company is named in two class action suits involving brokered investments of a real estate company that subsequently went bankrupt. The Company plans to defend the cases vigorously. Outside counsel for the Company has advised that at this stage in the proceedings an opinion as to the probable outcomes cannot be made. Since an estimate of a liability cannot be reasonably determined, no amounts have been accrued in the accompanying financial statements for these matters as they do not meet the criteria set forth under FASB ASC No. 450 for accrual in the financial statements. At the request of FINRA, the Company has included approximately $242,000 in its computation of aggregate indebtedness under Rule 17a-5 of the Securities and Exchange Commission, the full amount of the commissions involved with these investments.

The Company is also involved in two arbitration cases by customers who are claiming losses allegedly caused by unsuitable investments being sold to them. The first claim is seeking $600,000 of damages and costs and the second claim is seeking $400,000 of damages and costs. Both of these claims are covered by the Company's insurance policy and the Company plans to defend the cases vigorously. No amounts have been accrued in the accompanying financial statements or in aggregate indebtedness for these claims since they are covered under insurance.

NOTE 7 - CONCENTRATIONS

Commission income of approximately $473,445 or 41% of total commission income was generated from three registered representatives during the year ended June 30, 2013.

NOTE 8 - SUPPLEMENTARY DISCLOSURES OF CASH FLOW INFORMATION

Cash was paid during the year for:

Interest	$ -
Income taxes	$ -

NOTE 9 - SUBSEQUENT EVENTS

Subsequent events were evaluated through the date the financial statements were available to be issued. The financial statements were approved and authorized for issue by management on August 28, 2013.

SUPPLEMENTARY INFORMATION

TRANSAM SECURITIES, INC.

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
June 30, 2013

Net capital		
Total shareholder's equity	$	62,597
Deductions		
Non-allowable assets		
Commissions receivable on sales of limited partnership units		1,119
Prepaid income taxes		2,265
Other assets		3,535
Note receivable from registered representative		15,869
Total non-allowable assets		22,788
Net capital before haircuts on securities positions		39,809
Haircuts on certificate of deposit		(52)
Net capital	$	39,757
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of June 30, 2013)		
Net capital, as reported in Company's Part II FOCUS report	$	39,756
Rounding		1
	$	39,757

TRANSAM SECURITIES, INC.

Computation of Aggregate Indebtedness Under Rule 17a-5 of the Securities and Exchange Commission

June 30, 2013

Aggregate indebtedness	
Accounts payable and accrued expenses	$ 16,460
Commissions payable	27,741
Contingencies for claims	242,554
Total aggregate indebtedness	$ 286,755
Ratio of aggregate indebtedness to net capital	7.21 to 1

See independent auditor's report.

CRI CARR RIGGS & INGRAM
CPAs and Advisors

Carr, Riggs & Ingram, LLC
1031 West Morse Boulevard
Suite 200
Winter Park, Florida 32789

(407) 644-7455
(407) 628-5277 (fax)
www.cricpa.com

Independent Auditor's Report
On Internal Control Required By SEC Rule 17a-5

Board of Directors
TransAm Securities, Inc.
Altamonte Springs, Florida

In planning and performing our audit of the financial statements of TransAm Securities, Inc., (the "Company") as of and for the year ended June 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission, (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Carr Riggs & Ingram LLC

Orlando, Florida
August 28, 2013

CRI CARR RIGGS & INGRAM
CPAs and Advisors

Carr, Riggs & Ingram, LLC
1031 West Morse Boulevard
Suite 200
Winter Park, Florida 32789

(407) 644-7455
(407) 628-5277 (fax)
www.cricpa.com

Independent Accountant's Report On Applying Agreed-upon Procedures Required by SEC Rule 17a-5(e)(4)

Board of Directors
TransAm Securities, Inc.
Altamonte Springs, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation ("Form SIPC-7")] to the Securities Investor Protection Corporation ("SIPC") for the year ended June 30, 2013, which were agreed to by TransAm Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating TransAm Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). TransAm Securities, Inc.'s management is responsible for TransAm Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in the report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in the Form SIPC-7 with respective cash disbursements records entries on the general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2013, as applicable, with the amounts reported in the Form SIPC-7 for the year ended June 30, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences. There was no overpayment noted.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Carr Riggs & Ingram LLC

Orlando, Florida
August 28, 2013

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended **6/30/2013**
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

037065 FINRA JUN
TRANSAM SECURITIES INC
1111 DOUGLAS AVE
ALTAMONTE SPG FL 32714-2033

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 640.16

B. Less payment made with SIPC-6 filed (**exclude interest**) (223.21)
1/23/13
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 416.95

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 416.95

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 416.95

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

TransAm Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 23 day of July, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 7/1/2012
and ending 6/30/2013

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,158,660

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 778,021

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ 124,577

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 256,062

2e. General Assessment @ .0025 $ 640.16

(to page 1, line 2.A.)

Reg D 07/01/12 - 06/30/13

Name of Offering	Paid	
Atlas Resources Series 32-2012 LP Total	$	20,800.00
Inland College Station Retail, DST 1031 Total	$	16,362.27
Noble Royalty Access Fund XII, LP Total	$	3,500.00
Old Fashioned (Old is New, LLC) Total	$	2,100.00
SRS Holdings, LLC Total	$	1,875.00
Terra Secured Income Fund 3, LLC Total	$	14,000.00
Terra Secured Income Fund 4 Total	$	16,250.00
Terra Secured Income Fund 5 Total	$	3,000.00
Terra Secured Income Fund 6 Total	$	3,000.00
US Energy Alpha Energy Partners Dr 2012 Total	$	1,500.00
US Energy Genesis Drilling Partners I Total	$	13,500.00
US Energy Genesis Drilling Partners II Total	$	11,190.00
Walton U.S. Land Fund 2, LP Total	$	3,500.00
Walton U.S. Land Fund 3, LP Total	$	14,000.00
Grand Total	$	124,577.27